

_So 3/13/02 ✱✱_



SECURIT   03015358   ...ISSION
          ~~~, ~.~. 20549



RECD S.E.C.

FEB 28 2003

503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- _53194_

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01|01|02___ AND ENDING___12|31|02___
                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic American Capital Advisors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

101 E. Kennedy Blvd., Suite 3300
                        (No. and Street)

Tampa   Florida   33602
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brad A. Gordon   (813) 318-9444
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
          (Name – if individual, state last, first, middle name)

101 E. Kennedy Blvd., Suite 1500   Tampa, Florida 33602
   (Address)   (City)   (State)   .   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 18 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Brad A. Gordon_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Atlantic American Capital Advisors, LLC_____ , as of ___December 31_____ , 20 _02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Manager_____
Title

Notary Public   **LILLIAN TRAMONTANO**

> **LILLIAN TRAMONTANO**
> MY COMMISSION # CC 970546
> EXPIRES: October 4, 2004
> Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic American Capital Advisors, LLC

Table of Contents

_PRICEWATERHOUSE_COOPERS_ 🆉

PricewaterhouseCoopers LLP
101 East Kennedy Boulevard
Suite 1500
Tampa FL 33602-5147
Telephone (813) 229 0221
Facsimile (813) 229 3646

Report of Independent Certified Public Accountants

To the Member of
Atlantic American Capital Advisors, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of member's equity and of cash flows present fairly, in all material respects, the financial position of Atlantic American Capital Advisors, LLC at December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 1, the Company incurred a net loss of $85,222, for the year ended December 31, 2002. The Company's plans for providing liquidity during 2003 are also set forth in Note 1.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 17, 2003

-1-

Atlantic American Capital Advisors, LLC

Statement of Financial Condition

	December 31, 2002
Assets	
Cash and cash equivalents	$ 39,701
Accounts receivable	20,000
Due from affiliates	37,566
Other assets	2,431
Total assets	$ 99,698
Liabilities	
Accounts payable and accrued expenses	$ 27,735
Member's equity	71,963
Total liabilities and member's equity	$ 99,698

The accompanying notes are an integral part of these financial statements.

Atlantic American Capital Advisors, LLC

Statement of Operations

	For the year ended December 31, 2002
Revenues:	
Consulting	$ 467,890
Operating expenses:	
Salaries, bonuses and employee benefits	420,483
Travel, entertainment and conventions	37,995
Rent, office and occupancy	24,736
Other administrative and operating expenses	21,268
Professional fees	48,630
Total operating expenses	553,112

The accompanying notes are an integral part of these financial statements.

Atlantic American Capital Advisors, LLC

Statement of Member's Equity

Balance December 31, 2001	$	7,185
Contributions from member		150,000
Net loss		(85,222)
Balance December 31, 2002	$	71,963

The accompanying notes are an integral part of these financial statements.

Atlantic American Capital Advisors, LLC

Statement of Cash Flows

	For the year ended December 31, 2002
Cash flows from operating activities:	
Net loss	$ (85,222)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase) in accounts receivable	(20,000)
(Increase) in due from affiliates	(37,566)
(Increase) in other assets	(1,250)
Increase in accounts payable and accrued expenses	15,863
Total adjustments	(42,953)
Net cash used in operating activities	(128,175)
Cash flows from financing activities:	
Contributions from member	150,000
Cash provided by financing activities	150,000
Net increase in cash and cash equivalents	21,825
Cash and cash equivalents at beginning of the period	17,876
Cash and cash equivalents at end of the period	$ 39,701

The accompanying notes are an integral part of these financial statements.

Atlantic American Capital Advisors, LLC

Notes to Financial Statements

1. **Nature of Business:**

   Atlantic American Capital Advisors, LLC (the "Company") is a limited liability company organized on January 25, 2001 pursuant to the Delaware Limited Liability Company Law, whose sole member is Atlantic American Capital Group, LLC ("AACG"). The Company is ultimately owned and controlled by the J. Patrick Michaels, Jr. Family Trust (the "Trust") of which J. Patrick Michaels, Jr. is the sole trustee and has beneficial ownership interest. The Company provides investment banking and consulting services.

   During October 2001, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

   Business Conditions and Liquidity Considerations

   For the year ended December 31, 2002, the Company incurred a net loss of $85,222.

   Management has been evaluating the Company's cash needs and recognized that the Company will need to generate additional resources to the extent necessary and guarantees to assure continuation of the Company's operations. Accordingly, the Company has received representation of a commitment to provide for funding, if needed, from J. Patrick Michaels, Jr. through January 2004.

2. **Summary of Significant Accounting Policies:**

   Management Estimates and Assumptions

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

   Revenue Recognition

   Investment banking revenues are recognized at the time the related transactions are completed. Any warrants received in connection with investment banking transaction are recorded at estimated fair value. Consulting revenues are recognized as the services are provided.

Atlantic American Capital Advisors, LLC

Notes to Financial Statements

Other Assets

Other assets consists of prepaid amounts to the NASD.

Income Taxes

The Company is a single member limited liability corporation. Accordingly, the accompanying financial statements include no provision for income tax as the Company's income is reported for tax purposes by its sole member.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying value which approximate their fair values.

3. **Regulatory Requirements:**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2002, the Company had net capital (as defined) of $11,966, which was $6,966 in excess of its required net capital of $5,000. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital (as defined) was 2.32 to 1. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule.

4. **Related Party Transactions:**

The Company pays $1,000 per month to an affiliate entity under common ownership for administrative services, which is reflected as rent, office and occupancy in the accompanying statement of operations. For 2002, $8,000 was paid and $4,000 is due to this affiliate for such administrative services, and is included in accounts payable and accrued expenses at December 31, 2002.

The Company loaned $37,566 to affiliated entities under common ownership in order to pay operating costs. Amounts reimbursable at December 31, 2002 are reflected in due from affiliates on the accompanying statement of financial condition.

5. **Concentrations of Customers:**

The three largest customers for the year ended December 31, 2002, contributed approximately 69%, 11%, and 11% of total revenues, respectively.

Atlantic American Capital Advisors, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	Per the Company's December 31, 2002 Unaudited FOCUS Report Filing Dated January 27, 2003	Audit Adjustments Reclassification	Per Audited Financial Statements
Computation of net capital:			
Members' equity	$ 71,963	$ -	$ 71,963
Less nonallowable assets:			
Accounts receivable	57,566	(37,566)	20,000
Due from affiliates	-	37,566	37,566
Other assets	2,431	-	2,431
Net capital	11,966	-	11,966
Computation of aggregate indebtedness:			
Items included in statement of financial condition:			
Accounts payable and accrued expenses	$ 27,735	$ -	$ 27,735
Computation of basic net capital requirements:			
Minimum net capital required -			
6 2/3% of aggregate indebtedness	$ 1,849		$ 1,849
Minimum net capital requirement	$ 5,000		$ 5,000
Net capital requirement	5,000		5,000
Net capital in excess of requirement	6,966		6,966
Net capital	$ 11,966		$ 11,966
Ratio of aggregate indebtedness to net capital:	2.32		2.32

The difference between the computation of net capital included in these financial statements and the net capital computation included in the Company's December 31, 2002 unaudited FOCUS Report filing dated January 17, 2003 consist of a reclassification of accounts receivable to accounts receivable from third parties that is allowable under Rule 15c3-1 and to amounts due from affiliates.

Atlantic American Capital Advisors, LLC

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule.



PricewaterhouseCoopers LLP
101 East Kennedy Boulevard
Suite 1500
Tampa FL 33602-5147
Telephone (813) 229 0221
Facsimile (813) 229 3646

**Report of Independent Certified Public Accountants
on Internal Control Required by SEC Rule 17a-5**

To the Member of
Atlantic American Capital Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Atlantic American Capital Advisors, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

PRICEWATERHOUSECOOPERS 🖪

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PriceWaterhouseCoopers LLP

February 17, 2003